SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                     SYPRIS SOLUTIONS, INC.
              (f/k/a Group Technologies Corporation)
                          (Name of Issuer)


                  COMMON STOCK, $.01 PAR VALUE
                 (Title of Class of Securities)


                           871655 106
                        (CUSIP Number)

                        Robert E. Gill
                     455 South Fourth Avenue
                     Louisville, Kentucky 40202
                         (502) 585-5544
            (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                           March 30, 1998
      (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box. /__/

                     CUSIP NO. - 871655 10 6

(1)  Name of reporting person. . . . . . . Robert E. Gill

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . (a)
                                           (b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions). .  00

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization. . . . . . . . . . . . U.S.

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power. . . . . . . . 1,622,832
     (8)  Shared voting power. . . . . . . 1,652,834 (1)
     (9)  Sole dispositive power . . . . . 1,622,832
     (10) Shared dispositive power . . . . 1,652,834 (1)

(11) Aggregate amount beneficially
     owned by each reporting person . . . .3,275,666 (1)

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . .

(13) Percent of class represented
     by amount in Row (11) . . . . . . . . .  35.0%

(14) Type of reporting person  . . . . . . .  IN


(1) Includes 1,652,834 shares of the common stock of the Issuer owned by the Reporting Person's wife.

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

          On  March   30,   1998,   Sypris   Solutions,  Inc.,  a  Delaware
corporation, became the successor of Group Technologies Corporation, a Florida corporation ("GTC") pursuant to a reincorporation merger (the "Reincorporation Merger"), which had the effect of changing GTC's domicile but did not alter the proportionate interests of security holders. GTC and Sypris Solutions, Inc. are sometimes referred to collectively herein as the "Issuer". Immediately prior to the Reincorporation Merger, GTC consummated the transactions contemplated by the Fourth Amended and Restated Agreement and Plan of Reorganization dated as of February 5, 1998 by and among GTC, Group Financial Partners, Inc. ("GFP"), Bell Technologies, Inc. ("Bell") and Tube Turns Technologies, Inc. ("Tube Turns") (the "Reorganization"), which included the merger of GFP into GTC. Upon consummation of the Reorganization, and the merger of GFP into GTC, the relationship among (i) Jeffrey T. Gill, Robert E. Gill, R. Scott Gill and Virginia G. Gill, each a director and shareholder of GFP prior to the Reorganization (and collectively referred to herein as the Gill Family) and (ii) GFP, that may have given rise to their status as a group in connection with the securities of the Issuer, expired. Such relationship was reported in the
Schedule 13D dated May 26, 1994, filed by GFP and the Gill Family, and, as a result of its expiration, information about GFP and the other members of the Gill Family other than the Reporting Person herein as possible members of a group with the Reporting Person is not presented in this Schedule.



     Item 1.   Security and Issuer.

          The class of equity securities to which this statement relates is the common stock, $.01 par value, of Sypris Solutions, Inc., a Delaware corporation (the "Issuer").

          The Issuer's principal executive office is located at 455 South Fourth Avenue, Louisville, Kentucky 40202.


     Item 2.   Identity and Background.

          (a)  The person filing this statement is Robert E. Gill.

          (b) The business address of Robert E. Gill is: Sypris Solutions, Inc., 455 South Fourth Avenue, Louisville, Kentucky 40202.

          (c) Robert E. Gill's Principal Occupation: Chairman of the Board of Issuer.

          (d) During the last five years, Robert E. Gill has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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


          (e) During the last five years, Robert E. Gill has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Robert E. Gill is a United States citizen.


     Item 3.   Sources and Amount of Funds or Other Consideration.

          Effective March 30, 1998, pursuant to the Reorganization, GTC completed the acquisition of GFP, and GFP's majority-owned subsidiaries Bell and Tube Turns. At the closing of the Reorganization, the following events occurred in chronological order: (i) the distribution of all of the outstanding shares of GFP Partners-V, Inc., Unison Commercial Group, Inc. and BW Riverport, Inc. to the shareholders of GFP; (ii) the merger of Tube Turns with and into a newly formed, wholly-owned subsidiary of the Issuer ("New Tube Turns") (the "Tube Turns Merger"); (iii) the merger of Bell with and into a newly formed, wholly-owned subsidiary of GTC ("New Bell") (the "Bell Merger"); (iv) the merger of GFP with and into GTC; and (v) the contribution by GTC of all of the assets of GTC (other than the shares of New Tube Turns and New Bell and the shares of BT Holdings, Inc. and Metrum-Datatape, Inc., former wholly-owned subsidiaries of GFP) into a newly formed, wholly-owned subsidiary of GTC, and the assumption by this subsidiary of all of the liabilities of GTC. Immediately after the Reorganization, GTC effected a 1-for-4 reverse stock split and the Reincorporation Merger.

          In the Reorganization, (i) each share of the common stock of Tube Turns was converted into 5.4276 shares of the common stock of GTC; (ii) each share of the common stock of Bell was converted into 14.4737 shares of the common stock of GTC; and (iii) each share of the common stock of GFP was converted into 106.2013 shares of the common stock of GTC. Fractional shares were paid in cash based upon $3.04 per share of the common stock of GTC. The number of shares of the common stock of GTC issued to the shareholders of GFP included the 15,064,625 shares of the common stock of GTC owned by GFP immediately prior to the effective time of the
Reorganization and the 19,190,933 shares of the common stock of GTC received by GFP in the Tube Turns Merger and the Bell Merger attributable to GFP's ownership of Tube Turns and Bell, respectively.


     Item 4.  Purpose of Transaction.

          The Reporting Person acquired the securities of the Issuer for investment.

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

          Robert E. Gill is presently a director and Chairman of the Board of the Issuer and in these capacities has the ability to influence the Issuer's activities and pursue strategic opportunities available to the Issuer.

          Except as stated above, Robert E. Gill does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


     Item 5.   Interest in Securities of the Issuer.

     Sole voting power. . . . . . . . 1,622,832  (17.4%)
     Shared voting power. . . . . . . 1,652,834  (17.7%)(1)
     Sole dispositive power . . . . . 1,622,832  (17.4%)
     Shared dispositive power . . . . 1,652,834  (17.7%)(1)

(1) Includes 1,652,834 shares of the common stock of the Issuer owned by the Reporting Person's wife.

     Except pursuant to the Reorganization, Robert E. Gill has not effected transactions in the Issuer's common stock during the past sixty days.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



     Item 7.  Material to be filed as Exhibits.

          None.

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


                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          /S/ ROBERT E. GILL
                         Robert E. Gill

                         Date:   April 9, 1998



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